Exhibit 99(a)(5)(G)

NEWS RELEASE

Ascena Retail Group, Inc. Successfully Completes Tender Offer

for Shares of Charming Shoppes, Inc.

SUFFERN, NY – June 13, 2012 – Ascena Retail Group, Inc. (NASDAQ: ASNA) and Charming Shoppes, Inc. (NASDAQ: CHRS) today jointly announced that Ascena has successfully completed its tender offer for the outstanding shares of common stock of Charming. The depositary for the offer has advised Ascena that, as of the expiration of the offer at 12:00 midnight, New York City time, on Tuesday, June 12, 2012, a total of approximately 95,742,871 Charming shares were validly tendered in the offer and not withdrawn (including approximately 3,772,371 shares delivered through notices of guaranteed delivery), representing approximately 81.5% of the outstanding common stock of Charming. Shares tendered through notices of guaranteed delivery are required to be delivered to Ascena by Friday, June 15, 2012. Ascena, through a designated wholly owned subsidiary, will accept for payment in accordance with the terms of the Offer all shares that were validly tendered and not withdrawn prior to expiration of the offer (including all Shares delivered through notices of guaranteed delivery), and payment for such shares will be made promptly, in accordance with the terms of the offer.

Ascena expects to effect a merger of its wholly owned subsidiary with and into Charming without a vote or meeting of Charming’s shareholders in the coming days. In the merger, each outstanding Charming share not tendered and purchased in the offer, if any (other than those as to which holders properly exercise dissenters rights, if any) will be converted into the right to receive the same $7.35 per share price, without interest and less any required withholding taxes, that was paid in the tender offer. As a result of the merger, Charming will become a wholly owned subsidiary of Ascena. Following the merger, Charming’s common stock will cease to be traded on the NASDAQ Global Select Market and the Chicago Stock Exchange.

About Ascena Retail Group, Inc.

Ascena Retail Group, Inc. is a leading national specialty retailer of apparel for women and tween girls, operating through its wholly-owned subsidiaries, the dressbarn, maurices and Justice brands. The Company operates through its subsidiaries approximately 2,600 stores throughout the United States, Puerto Rico and Canada.

dressbarn offers casual, career and special occasion fashion apparel and accessories at value prices for women ages 35-55, operates 838 stores in 48 states. maurices offers casual and career apparel and accessories at value prices to the fashion-conscious woman, ages 17-34 with a 20-something attitude, and operates 813 stores in 44 states and Canada. Justice offers trend-right apparel and accessories at value prices for tween girls ages 7-14 and operates 920 stores in 46 states, Puerto Rico and Canada.

For more information, visit www.ascenaretail.com, www.dressbarn.com, www.maurices.com and www.shopjustice.com.

About Charming Shoppes, Inc.

Charming Shoppes, Inc. (NASDAQ: CHRS) is a leading apparel retailer specializing in women’s plus-size apparel. At April 28, 2012, Charming Shoppes, Inc. operated 1,832 retail stores in 48 states under the names LANE BRYANT®, CACIQUE®, LANE BRYANT OUTLET®, FASHION BUG®, FASHION BUG PLUS® and CATHERINES PLUS SIZES®. The company also operates the Figi’s family of brands, including the holiday food and gifts catalog Figi’s® Gifts in Good Taste®, the home and gifts catalog Figi’s® Gallery and its wholesale unit Figi’s Business Services. For more information about Charming Shoppes and its brands, please visit www.charmingshoppes.com, www.lanebryant.com, www.cacique.com, www.fashionbug.com, www.catherines.com, www.loop18.com, www.figis.com and www.figisgallery.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, which include all statements other than those made solely with respect to historical fact. Forward-looking statements speak only as of the date on which they are made, and neither Ascena nor Charming undertakes any obligation to update or revise any forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the risk that the proposed transaction disrupts current plans and operations; (b) the risk that anticipated synergies and opportunities as a result of the transaction will not be realized; (c) difficulties or unanticipated expenses in connection with integrating Charming into Ascena; (d) the risk that the acquisition does not perform as planned, including the risk that the combined business will not achieve anticipated revenue and profitability improvements; and (e) potential difficulties in employee retention following the closing of the transaction.

INVESTOR CONTACTS:

ASCENA RETAIL GROUP, INC.	CHARMING SHOPPES, INC.

Ascena Retail Group, Inc.	Charming Shoppes, Inc.
Investor Relations	Investor Relations
(845) 369-4600	(215) 638-6955

James Palczynski
Principal and Director
ICR, Inc.
(203) 682-8229

MEDIA CONTACTS:

James McCusker

ICR, Inc.

(203) 682-8245

Dawn Dover

Kekst and Company

212-521-4817